UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13615

SPECTRUM BRANDS, INC.
(Exact name of registrant as specified in its charter)
601 Rayovac Drive Madison, Wisconsin 53711 (608) 275-3340
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

12% Senior Subordinated Toggle Notes due 2019; and Guarantee of 12% Senior Subordinated Toggle Notes due 2019
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Spectrum Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2010	By:	/s/ John T. Wilson
Name: John T. Wilson Title: Senior Vice President, Secretary and General Counsel